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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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NAME:                           SIERRA ASSET MANAGEMENT TRUST

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

                                9301 Corbin Avenue
                                Northridge, CA  91324


TELEPHONE NUMBER (INCLUDING AREA CODE):  (818) 725-0200

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

                                F. Brian Cerini
                                Sierra Asset Management Trust
                                9301 Corbin Avenue
                                Northridge, CA 91324

                                   Copies to:

Richard W. Grant, Esq.          Lawrence J. Sheehan, Esq.
Morgan, Lewis & Bockius LLP     O'Melveny & Myers
2000 One Logan Square           1999 Avenue of the Stars, #700
Philadelphia, PA 19103          Los Angeles, CA 90067


________________________________________________________________________________

CHECK APPROPRIATE BOX:

                                Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the
                                filing of Form N-8A:  Yes  X    No
                                                          ---     ---
________________________________________________________________________________






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Notice:  A copy of the Agreement and Declaration of Trust of Sierra Asset
Management Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustee as trustee and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.


Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Northridge and the state of California on the 25th day of March, 1996.


[SEAL]                                 SIERRA ASSET MANAGEMENT TRUST


                                       By /s/ F. Brian Cerini
                                         ---------------------------------
                                          F. Brian Cerini
                                          Trustee and President




Attest:  /s/ Keith B. Pipes
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         Keith B. Pipes
         Executive Vice President and Secretary